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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidential Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5445 DTC Parkway, Suite 1100
(No. and Street)

Greenwood Village (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel G. Lempe 303-694-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 (Address) Denver (City) CO (State) 80246 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel G. Lempe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidential Brokerage, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/24/2010

Notary Public

NOTARY PUBLIC
STATE OF COLORADO
BRAD DOWELL
My Commission Expires April 19, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDENTIAL BROKERAGE, INC.
(SEC File No. 8-43930)

Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2009
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

We have audited the accompanying statement of financial condition of Presidential Brokerage, Inc. (an S corporation) as of December 31, 2009, and the related statement of operations, retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidential Brokerage, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 22, 2010

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	537,784
Due from clearing house		47,691
Due from related party		49,000
Other receivable		1,688
Total Current Assets		636,163
PROPERTY AND EQUIPMENT, at cost		
Office equipment and furniture		188,397
Leasehold improvements		2,767
		191,164
Less accumulated depreciation		(191,164)
		-
OTHER ASSETS:		
Clearing deposit		75,000
Deposit		22,452
		97,452
TOTAL ASSETS	$	733,615

See accompanying notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	68,935
Accrued expenses		11,757
Commissions payable		108,072
Total Current Liabilities		188,764
LONG TERM LIABILITY:		
Contingent client claims		175,989
Total Liabilities		364,753
COMMITMENT (Note 4)		
STOCKHOLDERS' EQUITY:		
Common stock, at a stated value of $0.05 per share; authorized 2,000,000 shares, 1,270,700 shares issued and outstanding		63,535
Additional paid in capital		295,234
Retained earnings		10,093
Total Stockholders' Equity		368,862
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	733,615

See accompanying notes to financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:		
Total services	$	5,012,208
Interest income		1,290
		5,013,498
OPERATING EXPENSES:		
Salaries and commissions		3,224,278
Advertising		421,027
Brokerage charges		279,802
Rent		218,335
Taxes		189,144
Office expense		119,836
Insurance		83,864
Telephone		53,548
Outside services		49,507
Registration fees		41,107
Other operating		31,100
Depreciation		20,768
Travel and entertainment		10,380
		4,742,696
NET INCOME	$	270,802

See accompanying notes to financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE, JANUARY 1, 2009	1,260,000	$ 63,000	$ 294,592	$ 124,725	482,317
Stock grant	10,700	535	642	-	1,177
Net income	-	-	-	270,802	270,802
Distributions	-	-	-	(385,434)	(385,434)
BALANCE, DECEMBER 31, 2009	1,270,700	$ 63,535	$ 295,234	$ 10,093	$ 368,862

See accompanying notes to financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	270,802
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation		20,768
Issuance of stock for services rendered		1,177
Increase (decrease) in cash resulting from change in:		
Due from clearing house		(28,664)
Other receivable		(1,688)
Accounts payable		7,268
Accrued expenses		(4,182)
Accrued commissions payable		(57,121)
Contingent client claims		(16,244)
NET CASH PROVIDED BY OPERATING ACTIVITIES		192,116
CASH FLOWS FROM INVESTING ACTIVITIES:		
Due from related party		(49,000)
Purchase of property and equipment		(20,768)
NET CASH USED FOR INVESTING ACTIVITIES		(69,768)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(385,434)
NET CASH USED FOR FINANCING ACTIVITIES		(385,434)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(263,086)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		800,870
CASH AND CASH EQUIVALENTS, END OF YEAR	$	537,784
Supplemental disclosure of cash data:		
Taxes paid	$	2,614

Supplemental disclosure of non cash financing activities:
During the year ended December 31, 2009, the Company issued 10,700 shares of common stock for services rendered.

See accompanying notes to financial statements.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

1. Summary of Significant Accounting Policies

Organization

Presidential Brokerage, Inc. (an S corporation) (the "Company") was incorporated in the state of California on June 25, 1991. The Company is a registered broker-dealer with the Securities and Exchange Commission and with the Financial Industry Regulatory Authority. The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company's security business is limited to introducing and forwarding securities on a fully disclosed basis to a carrying broker-dealer. The Company as a matter of policy does not hold funds or securities for customers or owe money or securities to customers.

Revenue Recognition

Securities transactions and the related revenues and expenses are reflected in the financial statements on a settlement date basis, which is generally three business days after the trade date. Revenues and expenses on a trade date basis are not materially different from revenues and expenses on a settlement date basis.

Cash and Cash Equivalents

Investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method over a useful life of five to seven years. Leasehold improvements are amortized over a seven year life. Maintenance and repairs are expensed as incurred. Major betterments are capitalized. The Company takes advantage of Internal Revenue Code Section 179 allowing depreciation write-offs of up to $250,000 in year of acquisition. This method of writing off up to $250,000 in the year of acquisition is not a generally accepted accounting principle; however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Income of the Company is taxed to the shareholders in their individual returns. However, the Company operates in California which imposes a minimum franchise tax of $800.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recently Issued Accounting Pronouncement Adoption

The Financial Accounting Standards Board (FASB) issued ASB 741.10 *Accounting for Uncertainty in Income Taxes* in June 2006 effective for pass through entities for fiscal years beginning after December 15, 2008. The Company's adoption of ASB 741.10 effective January 1, 2009 had no material effect on the Company's financial position, results of operations or cash flows for the year ended December 31, 2009.

2. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $100,000. At December 31, 2009, the Company's net capital was $295,722.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

3. Commitment

Lease Commitment

The Company incurred rental expense of $218,335 in 2009 under two operating lease agreements for office space in Denver and San Diego. The non-cancellable Denver lease expires May 31, 2014 and the San Diego lease is on a month to month basis and is cancelable with thirty days notice. Future minimum lease payments under these leases through May 2014 are:

2010	$ 238,753
2011	243,382
2012	248,010
2013	252,639
2014	106,070
	$1,088,854

4. Related Party Transactions

During the year ended December 31, 2009, the Company loaned a related entity $49,000. The loan assigns interest at 0% and will be repaid by December 31, 2010.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

5. Retirement Plan

The Company provides 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company does not match contributions.

6. Common Stock Issued

During 2009 the Company issued 10,700 shares of common stock to an employee with a value of $1,177 in accordance with the provisions of the stock bonus plan. Accordingly, $535 was allocated to common stock with a stated value of $.05 per share and $642 was allocated to additional paid in capital with a stated value of $.06 per share.

7. Contingent Liability

The Company has accrued $175,989 as a contingency for any possible customer claims. Management feels this is adequate to cover any potential liability.

SUPPLEMENTARY INFORMATION

PRESIDENTIAL BROKERAGE, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2009

STOCKHOLDERS' EQUITY	$ 368,862
DEDUCTIONS:	
Non-allowable assets	(73,140)
NET CAPITAL	$ 295,722
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 100,000
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 364,753
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.233:1

There is a $284 difference between the above net capital computation and the corresponding computation included in the Company's original Form X-17A-5 Part IIA Filing due to an adjustment to accrued expenses made after the original Form X-17A-5 Part IIA Filing.

PRESIDENTIAL BROKERAGE, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (ii) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 22, 2010

To The Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

In planning and performing our audit of the financial statements of Presidential Brokerage, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants